

August 27, 2013

Via E-mail
Richard Aland
Chief Executive Officer
Demand Pooling, Inc.
12720 Hillcrest Rd., Suite 1060
Dallas, TX 75230

> **Re:** **Demand Pooling, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2012**
> **Filed August 15, 2013**
> **File No. 0-53394**

Dear Mr. Aland:

We have reviewed your response dated August 15, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2012

Exhibits 31 and 32

1. We have reviewed your responses to the comments from our letter dated August 6, 2013. We note that the Form 10-K/A and Form 10-Q/A filed on August 15, 2013 do not include currently dated Section 302 and 906 certifications. Please amend these filings to provide revised certifications. Refer to the guidance on amending filings contained in Rule 12b-15 of the Exchange Act of 1934.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief